13010421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELLINGTON SHIELDS & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 44TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID V. SHIELDS — 212 320-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID V. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WELLINGTON SHIELDS & CO.,LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice Chairman

Title

Notary Public

Christopher F. Meyer
Notary Public State of New York
No. 01ME6149059
Qualified in Nassau County
Commission Expires July 3, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLINGTON SHIELDS & CO., LLC

STATEMENT OF FINANCIAL CONDITION
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2012

WITH
INDEPENDENT AUDITORS' REPORT

RSSM

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

1956 - 2006 50 years • Growth • Vision • Solutions

WELLINGTON SHIELDS & CO., LLC

STATEMENT OF FINANCIAL CONDITION
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2012

WITH
INDEPENDENT AUDITORS' REPORT

WELLINGTON SHIELDS & CO., LLC

YEAR ENDED DECEMBER 31, 2012

CONTENTS

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

1956 - 2006 50 Years · Growth · Vision · Solutions

INDEPENDENT AUDITORS' REPORT

To the Managing Members of
Wellington Shields & Co., LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Wellington Shields & Co., LLC (the "Company") as of December 31, 2012 and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com
POLARIS INTERNATIONAL

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Wellington Shields & Co., LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statement as a whole.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2013

WELLINGTON SHIELDS & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$ 329,593
Securities owned, at fair value	712,698
Deposits with clearing broker-dealers	200,027
Receivables from broker-dealers	957,943
Receivable from affiliates (Note 8)	1,104,574
Furniture, equipment and leasehold improvements – at cost, net of accumulated depreciation	111,489
Prepaid expenses and other assets	382,667
Total assets	$ 3,798,991

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 922,946
Capital lease obligation (Note 6)	8,986
Subordinated borrowing (Note 9)	675,000
Total liabilities	1,606,932
Commitments and contingent liabilities (Note 7)	
Member's equity	2,192,059
Total member's equity	2,192,059
Total liabilities and member's equity	$ 3,798,991

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and the FINRA and is a wholly owned subsidiary of Wellington Shields Holdings LLC ("Holdings"). The Company's principal line of business is conducting securities transactions for its customers located throughout the United States. The Company clears its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Security transactions are recorded by the Company on the trade date as if they had settled. Securities owned and securities sold, not yet purchased, are stated at quoted market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Securities are reported at fair value in accordance with GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Deposits with Clearing Brokers

The Company does not carry accounts for customers or perform custodial functions related to customer securities. Deposits with Clearing Brokers represents cash held at that broker.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost and are being depreciated over five years, which approximates their useful lives, using the straight-line method. Leasehold improvements are being amortized using the straight-line method over the term of the related office space lease, which is four years. Major expenditures for furniture and equipment and those which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Income Taxes

The Company was organized as a limited liability company in 2008 and is included in the federal partnership tax returns filed by Holdings. Accordingly, no provisions for income taxes are required in these financial statements as the items of income or loss will be included in the tax returns of Holdings' members.

Although the Company is not subject to income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax returns of Holding's members. Therefore, GAAP requires that any such effects be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2012 the Company has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

Holding's income tax returns for the years 2009 through 2012 are subject to examination by federal, state and local income tax authorities.

Concentration of Credit Risk

The Company invests its excess cash in deposits with major financial institutions, money market funds and securities issued by the U.S. and local governments and companies with strong credit ratings, and has established guidelines relative to diversification and maturities that maintain safety and liquidity. Financial instruments that subject the Company to risk of loss include (a) securities owned, (b) receivables and deposits with brokers and dealers; and (c) receivables from affiliated entities.

3. SECURITIES OWNED

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on the degree of subjectivity necessary. The three levels of the fair value measurement hierarchy as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis

As of December 31, 2012

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Mortgage-backed securities	$ 272,478	$ -	$ -	$ 272,478
State and municipal obligations	440,220	-	-	440,220
Other securities	-	-	-	-
	$ 712,698	$ -	$ -	$ 712,698

The aggregate cost of securities was $717,879 at December 31, 2012.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of furniture, equipment and leasehold improvements include the following:

	Life – Years	
Furniture and equipment	5	$ 1,718,245
Leasehold improvements	4	342,368
		2,060,613
Less accumulated depreciation/amortization		1,949,124
Net furniture, equipment and leasehold improvements		$ 111,489

5. EMPLOYEE BENEFIT PLAN

Employees' Savings and Investment Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions. The Company made no contribution to the plan for the year ended December 31, 2012.

6. CAPITAL LEASES

The Company leases office equipment under a capital lease which expires in October 2013. The asset and liability under the capital lease is recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is amortized over five years, which approximates its useful life, using the straight line method. Amortization of the asset under this capital lease is included in depreciation expense.

The following is a summary of property held under capital leases:

Office equipment	$ 53,918
Accumulated amortization	(44,931)
	$ 8,987

Future minimum lease payments required under this lease for December 31, 2012 are as follows:

Year Ending December 31,	Minimum Lease Payment
2013	$ 12,006
Minimum lease payments	12,006
Less amounts representing interest and fees	(3,019)
Present value of minimum lease payments	$ 8,987

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under several operating leases for office space and equipment which expire at various dates between July 31, 2013 and December 31, 2019.

The Company leases office space under a five-year lease agreement assumed from a member of Holdings. The lease expires on December 31, 2013 and requires annual rent of $852,000 plus operating and real estate tax escalation payments.

Future minimum annual lease payments under operating leases are as follows:

Year Ending December 31,	Minimum Lease Payment
2013	$ 943,276
2014	34,753
2015	24,000
2016	24,000
2017	24,000
Beyond 2017	48,000
	$ 1,098,029

Arbitration Proceedings and Litigation

In February 2012, the Company was named as a respondent in an arbitration proceeding before FINRA – Dispute Resolution. The parties have completed discovery. In December 2012 the Company was granted its request to change the venue from California to New York and a hearing will be scheduled. The Company is vigorously contesting the merits of the claim but has accrued $75,000 for the potential loss.

8. RELATED PARTY TRANSACTIONS

The Company shares office space with affiliates related by common ownership. Allocation of expenses to these affiliates is based on management estimates. As of December 31, 2012 expenses aggregating $900,489 were allocated to these affiliates, and at December 31, 2012 the receivable from these affiliates was $1,104,574 and is due on demand.

9. SUBORDINATED BORROWING

At December 31, 2012, the Company has a borrowing under a subordination agreement as follows:

Subordinated note, non-interest bearing, repayments of $225,000 annually on December 31, 2013 through 2015	$ 675,000

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, the repayment will be suspended.

10. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $1,334,922 which was $1,234,922 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.6981 to 1.

11. CONCENTRATION OF CREDIT RISK

The Company is subject to credit risk should the clearing brokers be unable to fulfill their obligations. The Company maintains its cash in bank deposit accounts which, at times may exceed federal insured limits. The Company has not experienced any losses in such accounts and management believes that the risk of loss is negligible.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's transactions are cleared by other broker-dealers in securities pursuant to clearance agreements. Although the Company clears its transactions through other broker-dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2012, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

13. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through February 26, 2013, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring disclosure.

SUPPLEMENTARY INFORMATION

WELLINGTON SHIELDS & CO., LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

NET CAPITAL		
Member's equity		$ 2,192,059
Add:		
Liabilities subordinated to claims of general creditors		675,000
Total capital and allowable subordinated borrowings		2,867,059
Deductions:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	$ 111,489	
Receivable from affiliates	1,104,574	
Other receivable	1,711	
Prepaid expenses and other assets	276,605	
		1,494,379
Other deductions and/or charges		3,000
Net capital before haircuts on securities positions		1,369,680
Haircuts on securities:		
Exempted securities	34,758	
Debt securities	-	
Other securities	-	
		34,758
Net capital		$ 1,334,922

(Continued)

WELLINGTON SHIELDS & CO., LLC

SCHEDULE I
(Continued)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other liabilities	$ 922,946
Capital lease obligation	8,986
Total aggregate indebtedness	$ 931,932
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 100,000
Net capital at 1,500 percent	$ 1,234,922
Excess net capital at 1,000 percent	$ 1,214,922
Ratio: aggregate indebtedness to net capital	0.6981 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17-A-5 as of December 31, 2012.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Managing Members of
Wellington Shields & Co., LLC

In planning and performing our audit of the financial statements of Wellington Shields & Co., LLC (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2013

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Members of
Wellington Shields & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Wellington Shields & Co, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wellington Shields & Co., LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wellington Shields & Co., LLC's management is responsible for Wellington Shields & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the management of Wellington Shields & Co., LLC and specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2013

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

For the Year Ended December 31, 2012

SIPC-7 general assessment	$ 33,526
Less: payments made with SIPC-6 filed	15,225
Amount due with SIPC-7 – paid in 2013	$ 18,301